Exhibit 77(d)

ITEM 77D – Policies with Respect to Security Investments

On March 6, 2014, Voya SMID Cap Equity Fund’s (formerly, ING SMID Cap Equity Fund) Board of Directors approved changes to the Fund’s principal investment strategies along with a name change to Voya Mid Cap Value Advantage Fund effective on or about May 23, 2014. Effective on or about May 23, 2014, the Fund’s principal investment strategies were revised as follows:

PRINCIPAL INVESTMENT STRATEGIES

Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of mid-capitalization companies. The Fund will provide shareholders with at least 60 days’ prior notice of any change in this investment policy. Equity securities include common and preferred stocks, warrants, and convertible securities.

The sub-adviser (“Sub-Adviser”) will generally consider mid-capitalization companies as companies that are included in the Russell MidCap® Value Index, at the time of purchase, or if not included in the index, have total market capitalizations within the market capitalization range of the Russell MidCap® Value Index. The market capitalization range will vary with market conditions as the range of companies in the Russell MidCap® Value Index change. As of December 31, 2013, the smallest company in the Russell MidCap® Value Index had a market capitalization of $1.14 billion and the largest company had a market capitalization of $26.4 billion.

The Fund may invest in foreign securities, including companies located in countries with emerging securities markets, when the Sub-Adviser believes they present attractive investment opportunities.

The Fund may invest in other investment companies, including exchange-traded funds, to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder (“1940 Act”).

The Sub-Adviser seeks to construct a portfolio of securities with a sustainable high dividend yield and dividend growth potential. In constructing the Fund’s portfolio, the Sub-Adviser uses a three-stage investment process. Stage I eliminates non-dividend paying stocks, low dividend stocks and stocks where yield is at risk to produce a universe of stocks with an attractive risk/reward profile. Stage II identifies unrecognized value using fundamental research, including proprietary sector valuation frameworks. In Stage III, the portfolio is constructed focusing substantially all risk on bottom-up stock selection. From time to time, the Sub-Adviser may select securities that do not meet all of these criteria.

The Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising, among others.

The Fund may lend portfolio securities on a short-term or long-term basis, up to 331⁄3% of its total assets.